EXHIBIT 12.1	NIKE, Inc. Computation of Ratio of Earnings to Fixed Charges

	Year Ended May 31,
(In millions)	2012	2011	2010	2009	2008
Net income	$2,223	$2,133	$1,907	$1,487	$1,883
Income taxes	760	711	610	470	620
Income before income taxes	2,983	2,844	2,517	1,957	2,503
Add fixed charges
Interest expense(1)	32	34	36	40	41
Interest component of leases(2)	50	45	42	40	34
TOTAL FIXED CHARGES	82	79	78	80	75
Earnings before income taxes and fixed charges(3)	$3,065	$2,923	$2,595	$2,037	$2,578
Ratio of earnings to total fixed charges	37.4	37.0	33.3	25.5	34.4

(1)	Interest expense includes interest both expensed and capitalized.

(2)	Interest component of leases includes one-tenth of rental expense which approximates the interest component of operating leases.

(3)	Earnings before income taxes and fixed charges are exclusive of capitalized interest.